

Mail Stop 3561

April 22, 2009

Shi Huashan
Chairman and Chief Executive Officer
Energroup Holdings Corporation
No. 9, Xin Yi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 166 96

    Re: Energroup Holdings Corporation
    Form 10-K For the fiscal year ended December 31, 2008
    Filed March 31, 2009
    File No. 333-14917

Dear Mr. Huashan:

   We have reviewed the above referenced filing and have the following comments. We have limited our review to only those issues addressed below and will make no further review of this document. Where our comments call for disclosure, we think you should revise your documents in response to these comments in future filings beginning with your next Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K For the fiscal year ended December 31, 2008

Contractual Obligations and Off-Balance Sheet Arrangements, page 52

1. As indicated in our prior comments to you and consistent with your associated responses, the table should reflect your obligation with regard to the "Hog Procurement Agreement." Please include the table in your next Form 10-Q revised to reflect such. Provide disclosure below the table describing the nature

of this purchase obligation, and either disclose here the basis for how the amounts presented were determined or add a cross reference to the notes to the financial statements in which such details are provided.

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2008, 2007, and 2006, page F-8

Note 1: Summary of Significant Accounting Policies, page F-12
(O) Recognition of Revenue

2. Please add disclosure in the notes to your financial statements consistent with your response dated May 27, 2008 that clearly describes your "franchise" arrangements, including the associated deposit terms. In connection with these arrangements, revise the description and expand your accounting policy disclosure in regard to "Customer Deposits" to include the deposits associated with such arrangements. If it is true that fees associated with these arrangements are not material, please represent this in your disclosure. Also, if such arrangements are truly not "franchises," consider use of a term other than "franchise" in describing the relationship that exists.

Note 15: Operating Segments, page F-25

3. Please specifically state the measure of profit or loss for your segments that is evaluated by the chief operating decision maker.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307, Doug Jones at 202-551-3309 or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief

Cc: Via Facsimile (310) 208-1154
        Edgar D. Park, Esq.